UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE TO/A
(Amendment No. 2)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

AYTU BIOSCIENCE, INC.

(Name of Subject Company (Issuer) and Filing Person (Offeror))

WARRANTS TO PURCHASE COMMON STOCK

(Title of Class of Securities)

054754205

(CUSIP Number of Common Stock Underlying Warrants)

054754130

(CUSIP Number of May 2016 Warrants)

054754148

(CUSIP Number of October 2016 Warrants)

Joshua R. Disbrow
Chief Executive Officer
Aytu BioScience, Inc.
373 Inverness Parkway, Suite 206
Englewood, Colorado 80112
Telephone: (720) 437-6580

(Name, Address and Telephone Number of Person Authorized to Receive
Notices and Communications on Behalf of Filing Person)

WITH COPY TO:

Michael Lerner, Esq.
Steven Skolnick, Esq.
Lowenstein Sandler LLP
1251 Avenue of the Americas
New York, New York 10020
Telephone: (212) 262-6700

CALCULATION OF FILING FEE:

Transaction valuation(1)	Amount of filing fee(1)(2)
$8,063,710	$934.59

(1)	The transaction value is estimated for purposes of calculating the amount of the filing fee only. An offer to amend and exercise warrants to purchase an aggregate of 7,753,567 shares of common stock (the “Offer to Amend and Exercise”), including: (i) outstanding warrants to purchase 1,733,322 shares of the Company’s common stock issued to investors participating in the Company’s financing in May 2016, with an exercise price of $6.00 per and (ii) outstanding warrants to purchase 6,020,245 shares of the Company’s common stock issued to investors participating in the Company’s financing in October 2016, with an exercise price of $1.86 per share. The transaction value is calculated pursuant to Rule 0-11 using $1.04 per share of common stock, which represents the average of the high and low sales price of the common stock on January 26, 2017, as reported by the OTCQX Market operated by the OTC Markets Group, Inc.

(2)	Calculated by multiplying the transaction value by 0.0001159.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number or the Form or Schedule and the date of its filing.

Amount Previously Paid: $934.59	Filing Party: Aytu BioScience, Inc.
Form or Registration Number: Schedule TO-I	Date Filed: January 27, 2017

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

☐	Check the following box if the filing is a final amendment reporting the results of the tender offer:

EXPLANATORY NOTE

This Amendment No. 2 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO previously filed by Aytu BioScience, Inc. (the “Company”) on January 27, 2017, as amended on January 31, 2017 (collectively, the “Tender Offer Statement”).

The Tender Offer Statement relates to the Company’s offer to amend and exercise (the “Offer to Amend and Exercise”), at a temporarily reduced exercise price of $0.75 per share, outstanding warrants to purchase (i) 1,733,322 shares of Common Stock with an exercise price of $6.00 per share, which were originally issued to investors in the Company’s May 2016 financing (the “May 2016 Warrants”), and (ii) 6,020,245 shares of Common Stock with an exercise price of $1.86 per share, which were originally issued to investors in the Company’s October 2016 financing (the “October 2016 Warrants” and together with the May 2016 Warrants, the “Original Warrants”).

This Amendment amends and supplements only the items of the Tender Offer Statement that are being amended and supplemented hereby, and unaffected items and exhibits in the Tender Offer Statement are not included herein. This Amendment should be read in conjunction with the Tender Offer Statement and all exhibits thereto.

This Amendment is the final amendment to the Tender Offer Statement, in accordance with Rule 13e-4(c)(4) under the Securities Exchange Act of 1934, as amended.

Item 4. TERMS OF THE TRANSACTION

Item 4 of the Schedule TO is hereby amended and supplemented by adding the following text thereto:

(c) The Offer to Amend and Exercise expired at 11:59 p.m. Eastern Time on the evening of February 27, 2017 (the “Expiration Date”). Original Warrants to purchase an aggregate of 2,991,041 shares of Common Stock were tendered and exercised for aggregate gross proceeds to the Company of approximately $2.2 million. Original Warrants tendered and exercised represent approximately 38.6% of the Original Warrants outstanding immediately prior to the Expiration Date. Original Warrants that were not tendered and exercised remain in effect at the previous exercise prices of $6.00 per share and $1.86 per share, respectively.

Item 8. INTEREST IN SECURITIES OF THE SUBJECT COMPANY

Item 8 of the Schedule TO is hereby amended and supplemented by adding the following text thereto:

(c) Pursuant to the Offer to Amend and Exercise, each executive officer and director of the Company tendered and exercised 100% of his or her holdings of Original Warrants. The company accepted an aggregate of 895,416 Original Warrants, for gross proceeds of approximately $0.7 million from such participating executive officers and directors.

Item 12. EXHIBITS.

Item 12 of the Schedule TO is hereby amended and supplemented by adding Exhibit “(a)(5)(C)” with the following text thereto:

(a)(5)(C)	Press Release dated March 1, 2017, incorporated by reference to Exhibit 99.1 to the Form 8-K filed with the SEC on March 1, 2017.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 1, 2017

AYTU BIOSCIENCE, INC.

By: /s/ Gregory A. Gould Name: Gregory A. Gould Title: Chief Financial Officer